# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Vireo Growth Inc., CIK 0001771706
CUSIP: 38238W103
Title of class of securities: Subordinate Voting Shares
Address of issuer's principal executive offices: 207 South 9th Street, Minneapolis, Minnesota (MN), 55402
Date of event which requires filing of this statement: 07/31/2024
Filed by CIK 0002027100
Persons authorized to receive notices and communications: Peter Sack, Chicago Atlantic Group, LP, 420 North Wabash Avenue, Suite 500, Chicago, Illinois (IL), 60611, (302) 388-5305

## Reporting persons
- CHICAGO ATLANTIC ADVISERS, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 100,595,754; sole dispositive power 0; shared dispositive power 100,595,754; aggregate amount beneficially owned 100,595,754 (27.9% of the class)
- CHICAGO ATLANTIC MANAGER, LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 48,578,772; sole dispositive power 0; shared dispositive power 48,578,772; aggregate amount beneficially owned 48,578,772 (13.7% of the class)
- CHICAGO ATLANTIC GP HOLDINGS, LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 132,627,754; sole dispositive power 0; shared dispositive power 132,627,754; aggregate amount beneficially owned 132,627,754 (36.7% of the class)
- CHICAGO ATLANTIC GROUP, LP: type of reporting person: parent holding company or control person (HC), partnership (PN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 101,277,270; sole dispositive power 0; shared dispositive power 101,277,270; aggregate amount beneficially owned 101,277,270 (28% of the class)
- CHICAGO ATLANTIC OPPORTUNITY PORTFOLIO, LP (CIK 0002027100): type of reporting person: investment company (IV), partnership (PN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 84,048,982; sole dispositive power 0; shared dispositive power 84,048,982; aggregate amount beneficially owned 84,048,982 (24.4% of the class)
- CHICAGO ATLANTIC OPPORTUNITY GP, LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 84,048,982; sole dispositive power 0; shared dispositive power 84,048,982; aggregate amount beneficially owned 84,048,982 (24.4% of the class)
- CHICAGO ATLANTIC GROUP GP, LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 101,277,270; sole dispositive power 0; shared dispositive power 101,277,270; aggregate amount beneficially owned 101,277,270 (28% of the class)

## Item 1. Security and Issuer
Title of class of securities: Subordinate Voting Shares
Name of issuer: Vireo Growth Inc.
Address of issuer's principal executive offices: 207 South 9th Street, Minneapolis, Minnesota (MN), 55402

## Item 2. Identity and Background
Name of person filing:
This Amendment No. 2 (this "Amendment") amends the original statement on Schedule 13D filed on July 14, 2023 as amended by Amendment No. 1 there to filed on July 2, 2024 (as so amended, the "Prior Filing") and relates to the Subordinate Voting Shares (the "Shares") of Vireo Growth Inc., formerly known as Goodness Growth Holdings, Inc. (the "Issuer"), with principal executive offices at 207 South 9th Street, Minneapolis, MN 55402.

Except as otherwise set forth in this Amendment, the information in the Prior Filing is unchanged. Capitalized terms used herein and not defined herein have the meanings assigned to such terms in the Prior Filing.

This Amendment is filed by the following persons (collectively, the "Reporting Persons"):

REPORTING PERSON (DEFINED TERM USED IN THIS AMENDMENT):
Chicago Atlantic Advisers, LLC ("CAA")
Chicago Atlantic Manager, LLC ("CAM")
Chicago Atlantic GP Holdings, LLC ("CAGPH")
Chicago Atlantic Group, LP ("CAG")
Chicago Atlantic Group GP, LLC ("CAGGP")
Chicago Atlantic Opportunity Portfolio, LP ("CAOP")
Chicago Atlantic Opportunity GP, LLC ("CAOGP")

CAA is the investment manager to CAOP and Chicago Atlantic Credit Opportunities, LLC ("CACO").

CAG is the managing member of CAA and Chicago Atlantic Credit Company, LLC ("CACC").

CAGGP is the general partner of CAG.

CAM is the managing member of CACO and the manager of CA PIPE SPV, LLC ("CA PIPE").

CAOGP is the general partner of CAOP. CAGPH is the managing member of CAM and the sole member of CAOGP.

CACO is the sole owner of Chicago Atlantic Opportunity Finance, LLC ("CAOF").

The Reporting Persons previously entered into a joint filing agreement and a subsequent joinder to such agreement, copies of which have been previously filed.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Persons acquired their current holdings of the Shares through the acquisition of warrants and Shares directly from the Issuer, either as an investment or as partial consideration for the extension of credit to the Issuer, through investment in convertible notes purchased from the Issuer and subsequent conversion of such notes and through secondary market private and open market purchases of Shares and warrants. The source of funds was the relevant purchasers' available investment capital.

2023 Convertible Notes Conversion

As reported in the Prior Filing, on April 28, 2023, the Issuer entered into a sixth amendment to the Credit Agreement (the "Sixth Amendment") with certain CAG affiliates. Among other matters, the Sixth Amendment provided a convertible note facility (the "2023 Convertible Notes"). On July 31, 2024, 57,181,068 Shares were acquired through conversion of 2023 Convertible Notes.

Ninth Amendment Shares

On July 31, 2024, the Issuer entered into a Waiver and Ninth Amendment to the Credit Agreement (the "Ninth Amendment") with certain CAG affiliates. In consideration of the lenders' entry into the Ninth Amendment, the Issuer issued Shares to the lenders, including 8,991,485 Shares to CAG affiliates.

2024 Convertible Notes

On November 1, 2024, the Issuer entered into a Joinder and Tenth Amendment to the Credit Agreement (the "Tenth Amendment") with certain CAG affiliates. Among other matters, the Tenth Amendment provides a convertible note facility (the "2024 Convertible Notes") with a maximum principal amount of $10 million. The 2024 Convertible Notes mature November 1, 2027, have a cash interest rate of 12% per year, are convertible into that number of the Shares determined by dividing the outstanding principal amount plus all accrued but unpaid interest on the 2024 Convertible Notes on the date of such conversion by a conversion price of $0.625. The 2024 Convertible Notes are currently convertible into 16 million Shares.

December 2024 Private Placement

CA PIPE acquired 32,032,000 Shares in a private placement as reported by CA PIPE in its statement on Schedule 13G filed December 31, 2024.

Private Secondary Purchases

CAOP acquired 113,267 Shares on April 30, 2024 at $0.16 per Share and 84,141 Shares on May 20, 2024 at $0.16 per Share. CAOP also acquired 164,698 2021 Warrants on April 30, 2024 and 143,938 2021 Warrants on May 20, 2024, in each case for no additional consideration.

Open Market Purchases

See Exhibit 7 for Shares purchased in the open market by CACO, which Exhibit is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
While the transactions described in this Amendment and in the Prior Filing relate to the Reporting Persons or their affiliates lending to and/or investing money with the Issuer for the operation of its business, or making additional investments in Issuer securities in the private and public secondary markets, the Reporting Persons nevertheless reserve the right to: (i) formulate other plans and proposals; and (ii) take other actions with respect to their investment in and loans to the Issuer, including any or all of the actions set forth in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

On December 18, 2024, the Issuer announced that it had appointed John Mazarakis as Chief Executive Officer and a director of the Issuer. He was also appointed Co-Executive Chairman of the Board of the Issuer. Mr. Mazarakis is a co-founder of the CAG group and has served as partner of CAG and its affiliates since April 2019. He has served as Executive Chairman of Chicago Atlantic Real Estate Finance, Inc. since December 2021, as a director of Chicago Atlantic BDC, Inc. since October 2024.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Amendment are incorporated herein by reference.

The percentages in row 13 on the cover pages of this Amendment were based on 339,336,633 Shares outstanding as reported in the Issuer's Annual Report on Form 10-K filed March 4, 2025. The Shares and percentages reported in the cover pages further assume full exercise of the 2021 Warrants and the 2023 Warrants by the Record Holders (as defined below), but not by others, and conversion of the 2024 Convertible Notes by the Record Holders, but not by others.

Exhibit 8 sets forth information regarding ownership of the 2021 Warrants, 2023 Warrants, 2024 Convertible Notes and Shares, which Exhibit is incorporated herein by reference. The Reporting Persons identified in the column titled "Record Holders" (the "Record Holders") in the table in Exhibit 8 have a right to acquire the 2021 Warrant Shares, the 2023 Warrant Shares and the 2024 Convertible Note Shares; none of such Shares have been issued to the Record Holders as the date of this Amendment.
Number of shares as to which each person has sole or shared power to vote or dispose: See response in Item 5(a) above, which response is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Other than as described in Item 3 above (which disclosure is incorporated by reference in response to this Item 5(c)), the Reporting Persons have not engaged in any transactions in the Shares in the last 60 days.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: CACO and CACC were identified as Reporting Persons in the Prior Filing, but are no longer Reporting Persons as of the date of this Amendment due to their beneficial ownership falling beneath the requisite percentage.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except for the exhibits filed herewith and with the Prior Filing (other than Exhibits 7 and 8 hereto), to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer, including any class of the Issuer's securities used as a reference security, in connection with any of the following: call options, put options, security-based swaps or any other derivative securities, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibits:

1 Joint Filing Agreement (previously filed)
2 Joinder to Joint Filing Agreement (previously filed)
3 Form of 2021 Warrant (incorporated by reference to Exhibit 4.1 to the Issuer's Form 8-K/A Filed 3/29/21 (File No. 000-56225))
4 Form of 2023 Convertible Note (previously filed)
5 Form of 2024 Convertible Note (incorporated by reference to Exhibit 10.1 to the Issuer's Form 8-K Filed 11/7/24 (filed as Exhibit F to Exhibit 10.1) (File No. 000-56225))
6 Form of December 2024 Subscription Agreement (incorporated by reference to Exhibit 10.2 to the Issuer's Form 8-K Filed 12/23/24 (File No. 000-56225))
7 Open Market Purchases (filed herewith)
8 Ownership Information (filed herewith)

## Signatures
- CHICAGO ATLANTIC ADVISERS, LLC: /s/ Peter Sack, Peter Sack/Authorized Signatory (04/18/2025)
- CHICAGO ATLANTIC MANAGER, LLC: /s/ Peter Sack, Peter Sack/Authorized Signatory (04/18/2025)
- CHICAGO ATLANTIC GP HOLDINGS, LLC: /s/ Peter Sack, Peter Sack/Authorized Signatory (04/18/2025)
- CHICAGO ATLANTIC GROUP, LP: /s/ Peter Sack, Peter Sack/Authorized Signatory (04/18/2025)
- CHICAGO ATLANTIC OPPORTUNITY PORTFOLIO, LP: /s/ Peter Sack, Peter Sack/Authorized Signatory (04/18/2025)
- CHICAGO ATLANTIC OPPORTUNITY GP, LLC: /s/ Peter Sack, Peter Sack/Authorized Signatory (04/18/2025)
- CHICAGO ATLANTIC GROUP GP, LLC: /s/ Peter Sack, Peter Sack/Authorized Signatory (04/18/2025)